Exhibit 12.1

Fibrocell Science, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preference Security Dividends

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net loss before income taxes	$(15,292)	$(34,453)	$(25,650)	$(31,554)	$(15,643)
Add: fixed charges	759	537	519	514	1,629
Less: minority interest in loss of subsidiaries with fixed charges	—	—	—	—	24
Earnings as defined	(14,533)	(33,916)	(25,131)	(31,040)	(13,990)
Fixed Charges and Preference Security Dividends:
Interest expense	$228	$—	$—	$—	$1,017
Estimated interest component within rental expense (1)	531	537	519	514	466
Amortization of debt issuance costs	—	—	—	—	146
Total fixed charges	759	537	519	514	1,629
Preference security dividends	—	—	—	—	470
Total fixed charges and preference security dividends	$759	$537	$519	$514	$2,099

Ratio of earnings to combined fixed charges and preference security dividends	*	*	*	*	*
Deficiency ($ in thousands)	$(15,292)	$(34,453)	$(25,650)	$(31,554)	$(16,089)

_______________________________

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the period indicated were inadequate to cover fixed charges and preferred stock dividends. The amount of the deficiency by which earnings did not cover fixed charges is disclosed in the above table for each applicable period.